Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series C mandatory convertible preferred stock. The Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and, as such, there will be no future dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2006	2005	2006	2005
Fixed charges:
Interest expense	$138	$136	$404	$428
Portion of rental expense which represents interest factor	22	19	67	56

Total Fixed charges	$160	$155	471	$484

Earnings available for fixed charges:
Earnings	$120	$100	$649	$563
Adjusted for: Undistributed equity income of unconsolidated affiliates	(27)	(22)	(61)	(55)
Add: Fixed charges before preferred stock dividends	160	155	471	484

Total Earnings available for fixed charges	$253	$233	$1,059	$992

Ratio of earnings to fixed charges	1.58	1.50	2.25	2.05

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2006	2005	2006	2005
Fixed charges:
Interest expense	$138	$136	$404	$428
Portion of rental expense which represents interest factor	22	19	67	56

Total Fixed charges before preferred stock dividends pre-tax income requirements	$160	$155	$471	$484
Preferred stock dividends pre-tax income requirements	—	23	48	70

Total combined fixed charges and preferred stock dividends	$160	$178	$519	$554

Earnings available for fixed charges:
Earnings	$120	$100	$649	$563
Adjusted for: Undistributed equity income of unconsolidated affiliates	(27)	(22)	(61)	(55)
Add: fixed charges before preferred stock dividends	160	155	471	484

Total earnings available for fixed charges	$253	$233	$1,059	$992

Ratio of earnings to combined fixed charges and preferred stock dividends	1.58	1.31	2.04	1.79